================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                               PlanetRx.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   727049 10 8
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                                 (CUSIP Number)

                            Thomas M. Boudreau, Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                            c/o Express Scripts, Inc.
                              13900 Riverport Drive
                           Maryland Heights, MO 63043
                                 (314) 770-1666
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                            Sheila K. Davidson, Esq.
                    Senior Vice President and General Counsel
                       c/o New York Life Insurance Company
                                51 Madison Avenue
                            New York, New York 10010
                                 (212) 576-5353

                                November 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                              (Page 1 of 19 Pages)

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

-----------------------                                       ------------------
CUSIP No. 727049 10 8             Schedule 13D                Page 2 of 19 Pages
-----------------------                                       ------------------


         This Amendment No. 2 amends and supplements the original Schedule 13D dated October 13, 1999, as amended by Amendment No. 1, filed June 29, 2000 (the "Amended Schedule 13D"). All portions of such Amended Schedule 13D remain correct and are unchanged by this Amendment No. 2 except that certain changes have been made to the information set forth in Rows 7, 9, 11, and 13 of the cover pages and Items 2, 4, and 5 of the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

-----------------------                                       ------------------
CUSIP No. 727049 10 8             Schedule 13D                Page 3 of 19 Pages
-----------------------                                       ------------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Express Scripts, Inc.      43-1420563
--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   OO (See Item 3 of original Schedule 13D)
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER                         1,096,248
NUMBER OF                                                           (See Item 5)
SHARES                  --------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                             -0-
OWNED BY EACH           --------------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER                    1,096,248
PERSON WITH                                                         (See Item 5)
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       1,096,248
                                             shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     17.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                                 CO
--------------------------------------------------------------------------------

-----------------------                                       ------------------
CUSIP No. 727049 10 8             Schedule 13D                Page 4 of 19 Pages
-----------------------                                       ------------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 YourPharmacy.com,Inc.      43-1842584
--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   OO (See Item 3 of original Schedule 13D)
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER                         1,096,248
NUMBER OF                                                           (See Item 5)
SHARES                  --------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                             -0-
OWNED BY EACH           --------------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER                    1,096,248
PERSON WITH                                                  (See Items 5 and 6)
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       1,096,248
                                             shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     17.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                                 CO
--------------------------------------------------------------------------------

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CUSIP No. 727049 10 8             Schedule 13D                Page 5 of 19 Pages
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--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 New York Life Insurance Company           13-5582869
--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   OO (See Item 3 of original Schedule 13D)
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER                               -0-
NUMBER OF                                                    (See Items 2 and 5)
SHARES                  --------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                             -0-
OWNED BY EACH           --------------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER                          -0-
PERSON WITH                                                  (See Items 2 and 5)
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             -0-
                                      shares of Common Stock (See Items 2 and 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        0%
                                                             (See Items 2 and 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                                 IC
--------------------------------------------------------------------------------

-----------------------                                       ------------------
CUSIP No. 727049 10 8             Schedule 13D                Page 6 of 19 Pages
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--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 NYLIFE LLC  13-4081725
--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   OO (See Item 3 of original Schedule 13D)
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                  [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER                               -0-
NUMBER OF                                                    (See Items 2 and 5)
SHARES                  --------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                             -0-
OWNED BY EACH           --------------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER                          -0-
PERSON WITH                                                  (See Items 2 and 5)
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             -0-
                                      shares of Common Stock (See Items 2 and 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        0%
                                                             (See Items 2 and 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                                 OO
--------------------------------------------------------------------------------

-----------------------                                       ------------------
CUSIP No. 727049 10 8             Schedule 13D                Page 7 of 19 Pages
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     This Amendment No. 2 amends and  supplements  the Statement on Schedule 13D filed with the Securities and Exchange Commission by Express Scripts on October 13, 1999, as amended by Amendment No. 1, filed June 29, 2000 (the "Amended
Schedule 13D"), relating to the shares of common stock, par value $0.001 (the "Shares"), of PlanetRx.com, Inc. ("PlanetRx"), a Delaware corporation. The principal executive offices of PlanetRx are located at 349 Oyster Point Blvd., Suite 201, South San Francisco, CA 94080. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the original Schedule 13D.

     Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D. This Amendment No. 2 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 2.   Identity and Background

          (a)-(c), (f) The name, state of incorporation and business address of the persons filing this statement (together, the "Reporting Persons") are:

          (1) Express Scripts, Inc., a Delaware corporation ("ESI") 13900 Riverport Drive, Maryland Heights, MO 63043, U.S.A.

          (2) YourPharmacy.com, Inc., a Delaware corporation ("YPC") 13900 Riverport Drive, Maryland Heights, MO 63043, U.S.A.

          (3) New York Life Insurance Company, a New York mutual life insurance company ("NYL") 51 Madison Avenue, New York, NY 10010, U.S.A.

          (4) NYLIFE, LLC, a Delaware limited liability company ("NYLife") 51 Madison Avenue, New York, NY 10010, U.S.A.


     ESI is headquartered in St. Louis, Missouri, and is one of the largest full-service pharmacy benefit management (PBM) companies in North America. ESI coordinates the distribution of outpatient pharmaceuticals through a combination of benefit management services, including retail drug card programs, mail pharmacy services, formulary management programs and other clinical management programs. ESI provides these types of services for clients that include health maintenance organizations (HMOs), health insurers, third-party administrators, employers and union-sponsored benefit plans.

     ESI's PBM services are provided to approximately 41.5 million members enrolled in health plans sponsored by ESI's clients, excluding members from United HealthCare Group. ESI delivers its PBM services through networks of more than 55,000 retail pharmacies, representing more than 99 percent of all U.S. retail pharmacies and five ESI-owned mail pharmacy service centers.

     YPC is a wholly owned subsidiary of ESI.

     NYL, together with its subsidiaries, is one of the largest insurance companies in the United States measured by assets. NYL and its affiliates offer life insurance, annuity, and securities products and services such as institutional  and retail  mutual funds and 401(k)  products  and also  provides

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CUSIP No. 727049 10 8             Schedule 13D                Page 8 of 19 Pages
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institutional asset management and trust services.  NYL is the parent of NYLife, which is the parent of a number of non-insurance subsidiaries, including NYLIFE HealthCare Management, Inc., a Delaware corporation ("NYLIFE HealthCare"), which prior to November 7, 2000, owned all the outstanding shares of Class B common stock of ESI. Holders of Class A common stock of ESI are entitled to one vote for each share held by them on all matters presented to stockholders. Pursuant to ESI's certificate of incorporation, the holders of Class B common stock had ten votes per share.

     On November 7, 2000, NYLife Healthcare exchanged each outstanding share of Class B Common Stock for one share of ESI's Class A Common Stock and then immediately distributed such shares to NYLife, another subsidiary of NYL. Consequently, as of November 7, 2000, ESI reacquired all of its Class B Common Stock and currently holds them as treasury shares. Immediately following the exchange and distribution to NYLife, NYLife completed the sale of 6,900,000 shares of ESI's Class A Common Stock to the public through a secondary offering. Contemporaneous with this stock offering by NYLife, the Express Scripts Automatic Exchange Security Trust, a closed-end investment company that is not affiliated with ESI, sold 3,450,000 investment units to the public. Upon maturity of the investment units, the Trust may deliver up to 3,450,000 shares of ESI's Class A Common Stock owned by NYLife to the holders of the investment units. ESI will not receive any proceeds from the secondary offering or the offering by the Trust.

     As a result of these transactions, as of November 7, 2000, ESI no longer has any shares of Class B Common Stock outstanding. At September 30, 2000, NYLife and the holders of Class A Common Stock had control over approximately 86.5% and 13.5%, respectively, of the combined voting power of all classes of common stock. However, as of November 7, 2000, due to the exchange of Class B Common Stock for Class A Common Stock and the completion of the secondary offering described above, NYLife had approximately 21.1% of the voting power of ESI's Class A Common Stock, which includes the right to vote the 3,450,000 Class A shares that the Trust may deliver upon exchange of the Trust issued investment units. NYL and its subsidiaries have agreed to vote any shares of ESI's Class A Common Stock prior to delivery thereof by the Trust to the holders of the Trust investment units in the same proportion and to the same effect as the votes cast by other stockholders at any meeting of stockholders, subject to two exceptions relating to election of directors and approval of ESI's 2000 Long-Term Inventive Plan.

     NYL, a New York mutual insurance company of which NYLife is a subsidiary, and ESI are parties to a Stockholder and Registration Rights Agreement dated as of October 6, 2000 (which became effective on November 7, 2000) entered into in connection with the stock offering and the Trust offering. The agreement provides, among other things, that as long as NYL and its non-investment subsidiaries, in the aggregate, beneficially hold 1,500,000 or more shares of ESI's Class A common stock (as adjusted for stock splits and similar events), and such shares constitute 5% or more of ESI's outstanding voting stock, NYL has the right to designate for nomination a total of two directors to ESI's board of directors. ESI is required to use the same efforts to cause the election of such designees to its board of directors as ESI uses with its other nominees for director. If at any time NYL and its non-investment subsidiaries, in the aggregate, beneficially hold 1,500,000 or more shares of ESI's Class A common stock (as adjusted for stock splits and similar events), and such shares constitute less than 5% of ESI's outstanding voting stock, then the number of directors NYL shall be permitted to designate to ESI's board of directors shall be reduced to one. If at any time NYL and its non-investment subsidiaries, in

-----------------------                                       ------------------
CUSIP No. 727049 10 8             Schedule 13D                Page 9 of 19 Pages
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the aggregate,  beneficially  hold less than  1,500,000  shares of ESI's Class A common stock (as adjusted for stock splits and similar events), the number of directors NYL shall be permitted to designate to ESI's board of directors shall be reduced to zero. If a vacancy occurs with respect to a director which NYL had the right to designate, and NYL has the right at such time to designate a director for nomination, NYL is entitled to designate a director to fill the vacancy. If ESI nominates for election those persons designated by NYL, NYL and its non-investment subsidiaries that hold shares are required to vote their shares of voting stock in favor of all directors nominated for such election. In addition, NYL and its non-investment subsidiaries are required to vote their shares to approve ESI's 2000 Long-Term Incentive Plan, as approved by ESI's board of directors. Finally, so long as NYL is entitled to nominate two directors, ESI has agreed to appoint one of the NYL directors to each standing committee of ESI's board of directors, except its audit committee. Upon the consummation of the secondary offering and the Trust offering, all but two of the directors on ESI's board of directors affiliated with NYL resigned.

     The Stockholder and Registration Rights Agreement shall terminate on the earlier of:

     - eight years from the closing of the stock offering or the Trust offering or

     - at such time as NYL and its non-investment subsidiaries, in the aggregate, beneficially hold less than 1,500,000 shares of ESI's Class A common stock (as adjusted for stock splits and similar events).

     The address of the principal business and the principal office of NYL, NYLife and NYLIFE HealthCare is 51 Madison Avenue, New York, New York 10010. NYLIFE HealthCare was dissolved subsequent to November 7, 2000.

     Information relating to the directors and executive officers of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction.

     (a) On November 30, 2000, at a special meeting of the stockholders of PlanetRx, the stockholders approved the issuance of $50 million in PlanetRx's common stock to Alpha Venture Capital, Inc., a Cook Islands corporation ("Alpha"), pursuant to the terms of a stock purchase agreement signed July 25, 2000. PlanetRx has reported that it expects to issue at least 20% of the number of Shares of common stock outstanding on July 25, 2000, the majority of which will be issued at less than the greater of book or market value. Depending on the number of Shares sold to Alpha and on the extent of resales of the Shares by Alpha, PlanetRx has reported that Alpha could own a majority of PlanetRx's outstanding common stock as a result of purchases through the equity line of credit described below in subsection (e).

     (e) In addition, at the special meeting of the stockholders of PlanetRx, the stockholders approved an amendment to Article IV of PlanetRx's certificate of incorporation to increase the number of authorized Shares of common stock from 100 million to 200 million Shares. Adoption of this amendment will permit PlanetRx to sell approximately 49 million Shares to Alpha in accordance with the terms of an equity line of credit for $50 million over a 24-month period.

     (e) and (g). At the special meeting of the stockholders of PlanetRx, the stockholders approved the amendment of Article VI of PlanetRx's Certificate of Incorporation to effect a 1-for-8 reverse stock split. This amendment reduced the number of issued and outstanding Shares of PlanetRx's common stock by approximately 7/8, with each eight Shares of common stock formerly outstanding, referred to as "old common stock," becoming one share of "new common stock." ESI has been advised that the reverse stock split became effective on December 4,

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CUSIP No. 727049 10 8             Schedule 13D               Page 10 of 19 Pages
-----------------------                                      -------------------


2000. The principal effect of the reverse stock split was to decrease the number of Shares of common stock outstanding from approximately 51,000,000 Shares to approximately 6,375,000 Shares. In addition, PlanetRx reported that its board will take appropriate action to adjust proportionately the number of Shares of common stock issuable upon the exercise of outstanding options, and to adjust the related exercise prices, to reflect the reverse stock split. As a result, ESI has been advised that, following the effective date, the number of Shares of common stock issuable upon the exercise of outstanding options was reduced from approximately 5,900,000 Shares to approximately 738,000 Shares.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons (excluding NYL, NYLife, and NYLIFE HealthCare) currently have beneficial ownership of 1,096,248 Shares of PlanetRx. This amount constitutes approximately 17.6% of the outstanding Shares, based upon a total of 6,226,220 outstanding
Shares as of December 4, 2000 as represented by PlanetRx to the Reporting Persons on such date.

     The Reporting Persons (excluding NYL, NYLife, and NYLIFE HealthCare) have the sole power to vote and, except as described in Item 6, the sole power to dispose such Shares. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares other than those discussed in this paragraph.

     (c) On June 27, 2000, the Reporting Persons transferred by gift 100,000 Shares of PlanetRx (reflecting Shares prior to the reverse stock split). On October 31, 2000, the Reporting Persons transferred by gift 1,500,000 Shares of PlanetRx (reflecting Shares prior to the reverse stock split). Except for these transactions and as set forth in this Item 5, Item 4, Item 6 or in Appendix B attached to the original Schedule 13D and incorporated herein by reference, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any directors or executive officers of any of the Reporting Persons and no other person described in Item 2 hereof have beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

     (d) No one else will have the right to receive or the power to direct the receipt of dividends from the Shares owned by the Reporting Persons.

     (e) As a result of the transactions described above in Item 2, NYL, NYLife, and NYLIFE HealthCare no longer believe that they "control" ESI and, therefore, that they no longer have beneficial ownership of securities held by ESI, including the Shares of PlanetRx. This Amendment shall serve as the final amendment of this Schedule 13D for such parties.


Item 7.  Material To Be Filed As Exhibits

Exhibit 1 Asset Contribution and Reorganization Agreement dated August 31, 1999 by and among PlanetRx.com, Inc., PRX Holdings, Inc., PRX Acquisition, Corp., YourPharmacy.com, Inc., and Express Scripts, Inc. (incorporated by reference to Exhibit 2.1 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

Exhibit 2 * Agreement dated August 31, 1999 by and among Express Scripts, Inc. and PlanetRx.com, Inc. (incorporated by reference to the Exhibit No. 10.17 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

-----------------------                                      -------------------
CUSIP No. 727049 10 8             Schedule 13D               Page 11 of 19 Pages
-----------------------                                      -------------------


Exhibit 3 Amended and Restated Investors' Rights Agreement dated as of June 3, 1999, (incorporated by reference to Exhibit 4.2 to PlanetRx's Registration Statement on Form S-1, as amended (Registration Number 333-82485)).

Exhibit 4 Amendment of Amended and Restated Investors' Rights Agreement dated as of October 13, 1999 by and between PlanetRx.com, Inc. and YourPharmacy.com, Inc. (incorporated by reference to Exhibit 4 of the original Schedule 13D).

Exhibit 5      Lock-up   Agreement   dated  as  of  October  13,  1999   between
               YourPharmacy.com, Inc. and Goldman Sachs & Co. (incorporated by reference to Exhibit 5 to the original Schedule 13D).

Exhibit 6      Agreement   Regarding   Joint   Filing  and  Power  of   Attorney
               (incorporated by reference to Exhibit 6 to the original  Schedule
               13D).

Exhibit 7 *Agreement dated June 19, 2000 by and among Express Scripts, Inc. and PlanetRx.com, Inc. (incorporated by reference to Exhibit 7 of Amendment No. 1 to the original Schedule 13D).

* Incorporated by reference pursuant to confidential treatment request granted by Securities Exchange Commission.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2000

                                            EXPRESS SCRIPTS, INC.


                                            By:            *
                                               ---------------------------------
                                            Name:
                                            Title:




                                            YOURPHARMACY.COM, INC.


                                            By:            *
                                               ---------------------------------
                                            Name:
                                            Title:

-----------------------                                      -------------------
CUSIP No. 727049 10 8             Schedule 13D               Page 12 of 19 Pages
-----------------------                                      -------------------


                                            NEW YORK LIFE
                                            INSURANCE COMPANY


                                            By:            *
                                                --------------------------------
                                            Name:
                                            Title:



                                            NYLIFE LLC


                                            By:            *
                                               ---------------------------------
                                            Name:
                                            Title:



By:        /s/ Keith J. Ebling
        --------------------------------
Name:   Keith J. Ebling
Title:  Authorized Agent and Attorney-in
        Fact under Power of Attorney
        filed with Schedule 13D dated
        October 13, 1999

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CUSIP No. 727049 10 8             Schedule 13D               Page 13 of 19 Pages
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                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS

     Directors and Executive Officers of Express Scripts, Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Express
Scripts, Inc. The principal address of Express Scripts, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 13900 Riverport Drive, Maryland Heights, Missouri 63043, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Express Scripts, Inc.


 Name and Current
 Business Address                 Present Principal Occupation or Employment
 ----------------                 ------------------------------------------

TERRANCE D. ARNDT             Terrence D. Arndt serves as Senior Vice  President
                              of Marketing.

STUART L. BASCOMB             Stuart  L.  Bascomb   serves  as  Executive   Vice
                              President of Sales and Provider Relations, and as a director.

GARY G. BENANAV               Gary G. Benanav serves as a director and as a Vice
                              Chairman of NYL.

FRANK J. BORELLI              Frank J.  Borelli  serves as a  director  and as a
                              Senior  Vice  President  and a director of Marsh &
                              McLennan Companies.

THOMAS M. BOUDREAU            Thomas  M.   Boudreau   serves   as  Senior   Vice
                              President, General Counsel and Secretary.

MABEL F. CHEN                 Mabel F. Chen serves as Senior Vice  President and
                              Director of Site Operations.

BARBARA B. HILL               Barbara B. Hill  serves as a  director  and is the
                              former  President and Chief  Executive  Officer of
                              Rush Prudential Health Plan.

MARK O. JOHNSON               Mark O. Johnson serves as Senior Vice President of
                              Integration.


LINDA L. LOGSDON              Linda  L.  Logsdon   serves  as   Executive   Vice
                              President of Health Management Services.

DAVID A LOWENBERG             David  A.  Lowenberg  serves  as  Chief  Operating
                              Officer.


RICHARD A. NORLING            Richard A. Norling serves as a director of ESI and
                              as the Chief Executive Officer of Premier, Inc.

GEORGE PAZ                    George Paz  serves as Senior  Vice  President  and
                              Chief Financial Officer.

JOSEPH W. PLUM                Joseph W. Plum serves as Vice  President and Chief
                              Accounting Officer.

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CUSIP No. 727049 10 8             Schedule 13D               Page 14 of 19 Pages
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 Name and Current
 Business Address                 Present Principal Occupation or Employment
 ----------------                 ------------------------------------------

SEYMOUR STERNBERG             Seymour  Sternberg serves as a director and as the
                              Chairman, President and Chief Executive Officer of
                              NYL.

BARRETT A. TOAN               Barrett  A.  Toan  serves  as   President,   Chief
                              Executive Officer, and a director.

HOWARD L. WALTMAN             Howard L. Waltman  serves as Chairman of the Board
                              and is the retired  Chairman  and Chief  Executive
                              Officer of Sanus Corp. Health Systems, which was a wholly owned subsidiary of NYL and subsequently sold to Aetna US Healthcare, Inc.

NORMAN ZACHARY                Norman  Zachary  serves as a  director  and is the
                              retired President of Logica Data Architects, Inc., a consulting and software development company.

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CUSIP No. 727049 10 8             Schedule 13D               Page 15 of 19 Pages
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     Directors and Executive  Officers of the  YourPharmacy.com,  Inc. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the YourPharmacy.com, Inc. The principal address of YourPharmacy.com, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 13900 Riverport Drive, Maryland Heights, Missouri 63043, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with YourPharmacy.com, Inc.

 Name and Current
 Business Address                 Present Principal Occupation or Employment
 ----------------                 ------------------------------------------


BARRETT A. TOAN               Chairman and President. See the description of Mr.
                              Toan appearing above.

GEORGE PAZ                    Vice  President.  See the  description  of Mr. Paz
                              appearing above.

THOMAS M. BOUDREAU            Vice President and Secretary.  See the description
                              of Mr. Boudreau appearing above.

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CUSIP No. 727049 10 8             Schedule 13D               Page 16 of 19 Pages
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     Directors and Executive  Officers of the New York Life  Insurance  Company.
Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the New York Life Insurance Company. The principal address of New York Life Insurance Company and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with New York Life Insurance Company.


 Name and Current
 Business Address                 Present Principal Occupation or Employment
 ----------------                 ------------------------------------------

BETTY C.  ALEWINE             Betty C. Alewine serves as a director. Ms. Alewine
Comstat Corporation           is  the  former  President  and   Chief  Executive
6560 Rock Spring Drive        Officer of Comstat Corporation.
Bethesda, MD 20817

HOWARD ATKINS                 Howard  I.  Atkins  serves  as an  Executive  Vice
                              President and the Chief Financial Officer.

ROBERT M. BAYLIS              Robert M. Baylis serves as a director.  Mr. Baylis
                              is a former Vice Chairman of CS First Boston, Inc.

GARY G. BENANAV               Gary G. Benanav serves Vice Chairman of the Board.
                              Mr.  Brenanav  is  Chairman  and  Chief  Executive
                              Officer of New York Life International, Inc.

FRANK M. BOCCIO               Frank M. Boccio serves as Senior Vice President.

JAMES L. BROADHEAD            James  L.  Broadhead  serves  as a  director.  Mr.
FPL Group, Inc.               Broadhead is Chairman of the Board,  President and
700 Universe Boulevard        Chief Executive Officer of FPL Group, Inc.
(P.O. Box 14000)
Juno Beach, FL 33408

WILLIAM G. BURNS              William G. Burns  serves as a director.  Mr. Burns
                              is a former Vice Chairman of NYNEX Corporation.


PATRICIA T. CARBINE           Patricia  T.  Carbine  serves as a  director.  Ms.
                              Carbine is a co-founder  and  President of the Ms.
                              Foundation for Education and Communication, Inc.

JUDITH E. CAMPBELL            Judith  E.  Campbell   serves  as  a  Senior  Vice
                              President and the Chief Information Officer.

JESSIE M. COLGATE             Jessie M. Colgate serves as Senior Vice President.

SHEILA K. DAVIDSON            Sheila K. Davidson serves as Senior Vice President
                              and General Counsel.

KENT B. FOSTER                Kent  B.  Foster  serves  as  a  director  and  is
GTE Corporation               President and Chief Executive  Officer  of  Ingram
600 Hidden Ridge - EO4G29     Micro, Inc.
Irving, TX 75038

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CUSIP No. 727049 10 8             Schedule 13D               Page 17 of 19 Pages
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 Name and Current
 Business Address                 Present Principal Occupation or Employment
 ----------------                 ------------------------------------------


CONRAD K. HARPER              Conrad K. Harper serves as a director.  Mr. Harper
Simpson Thacher & Bartlett    is a partner in the law firm of Simpson  Thacher &
425 Lexington Avenue          Bartlett.
New York, NY 10017-3954

SOLOMAN GOLDFINGER            Solomon   Goldfinger   serves   as   Senior   Vice
                              President.

PHILLIP J. HILDEBRAND         Phillip J.  Hildebrand  serves as  Executive  Vice
                              President.

RICHARD M. KERNAN, JR.        Richard M. Kernan,  Jr.,  serves as a director and
                              is  the   Executive   Vice   President  and  Chief
                              Investment Officer.

LESLIE G. MCCRAW, JR.         Leslie G. McCraw, Jr. serves as  a  director.  Mr.
Fluor  Corporation            McCraw is a retired Chairman and  Chief  Executive
Greenville, SC 29607-2762     Officer of Fluor Corporation.

DAVID W. MITCHELL             David  W.  Mitchell  serves  as  a  director.  Mr.
                              Mitchell is a retired Chairman and Chief Executive
                              Officer of Avon Products, Inc.

RICHARD R. PIVIROTTO          Richard R.  Pivirotto  serves as a  director.  Mr.
                              Pivirotto is a retired  chairman of Associated Dry
                              Goods Corporation.

FREDERICK J. SIEVERT          Frederick  J. Sievert  serves as Vice  Chairman of
                              the Board.


SEYMOUR STERNBERG             Seymour Sternberg serves as Chairman of the Board,
                              President and Chief Executive Officer.

GEORGE J. TRAPP               George J. Trapp serves as Executive Vice President
                              and Secretary.


GARY E. WENDLANDT             Gary  E.   Wendlandt   serves  as  Executive  Vice
                              President.

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CUSIP No. 727049 10 8             Schedule 13D               Page 18 of 19 Pages
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     Directors and Executive Officers of the NYLIFE LLC. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the NYLIFE LLC. The principal address of NYLIFE LLC. and, unless otherwise indicated below, the current business address for each individual listed below is 51 Madison Avenue, New York, New York 10010, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with NYLIFE LLC.

 Name and Current
 Business Address                 Present Principal Occupation or Employment
 ----------------                 ------------------------------------------

RAVI AKHOURY                  Ravi Akhoury  serves as a manager.  Mr. Akhoury is
                              Chairman  and Chief  Executive  Officer  of MacKay
                              Shields LLC.

HOWARD I. ATKINS              Howard I.  Atkins  serves as  a  manager.  See the
                              description  of Mr. Atkins above.

GARY G. BENANAV               Gary G.  Benanav  serves  as a  manager.  See  the
                              description of Mr. Benanav above.

FRANK M. BOCCIO               Frank  M.   Boccio   serves  as  a  manager.   See
                              description of Mr. Boccio above.

JUDITH  E. CAMPBELL           Judith E.  Campbell  serves as a manager.  See the
                              description of Ms. Campbell above.

JESSIE M. COLGATE             Jessie M.  Colgate  serves as a manager.  See  the
                              description of Ms. Colgate above.

THOMAS F. FLOURNOY, III       Thomas F.  Flournoy,  III serves as a manager  and
                              is a consultant to NYL.

SOLOMON GOLDFINGER            Solomon  Goldfinger serves as a manager.  See  the
                              description of Mr. Goldfinger above.

PHILLIP J. HILDEBRAND         Phillip J. Hildebrand serves as a manager. See the
                              description of Mr. Hildebrand above.

RICHARD M. KERNAN, JR.        Richard M. Kernan,  Jr. serves as a manager and as
                              Chairman. See the description of Mr. Kernan above.

MELBOURNE NUNES               Melbourne  Nunes serves as Senior Vice  President,
                              Legal for NYL and NYLife.

ANNE F. POLLACK               Anne F. Pollack  serves as Senior Vice  President,
                              Individual  Operations  for  NYLife  and as Senior
                              Vice President for NYL.

STEPHEN C. ROUSSIN            Stephen C. Roussin serves as Senior Vice President
                              for NYL and NYLife.  Mr.  Roussin is  President of
                              New York Life Investment Management LLC.

FREDERICK J. SIEVERT          Frederick J. Sievert serves as a Director. See the
                              description of Mr. Sievert above.

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CUSIP No. 727049 10 8             Schedule 13D               Page 19 of 19 Pages
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SEYMOUR STERNBERG             Seymour  Sternberg  serves  as a  Director  and as
                              President. See the description of Mr. Sternberg above.

GEORGE J. TRAPP               George  J.  Trapp  serves as a  Director.  See the
                              description of Mr. Trapp above.

GARY E. WENDLANDT             Gary E.  Wendlandt  serves as a  manager.  See the
                              description of Mr. Wendlandt above.